

July 7, 2011

Via Email
Thomas F. Fortin
Chief Executive Officer
Regional Management Corp.
509 West Butler Road
Greenville, SC 29607

> **Re:** **Regional Management Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 23, 2011**
> **File No. 333-174245**

Dear Mr. Fortin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed June 23, 2011

General

1. Please tell us, and revise the registration statement to disclose, the expected timing of the approval of your new certificate of incorporation.

2. On page 16 you discuss the risks associated with your reliance upon third party servicers, including losses associated with errors by prior servicers. We also note that you do not have any outsourcing or service contracts filed, or identified for future filing, as exhibits to the registration statement. Please revise the registration statement to identify and file all material contracts. If you have concluded that some of your service contracts are not material contracts within Item 601(b)(10) please provide us with your analysis. If you do not have contracts with your key service providers, please make appropriate revisions to your risk factors disclosure.

3. Tell us, with a view towards improved disclosure, about any role, office or other relationship that Mr. Fortin has with Palladium or Parallel, beyond his service as the CEO of Regional Management.

Summary, page 1

4. Revise the discussion regarding your portfolio quality to present a more balanced picture. For instance, while your credit experience may have remained relatively constant during the most recent business/credit cycle, averaging charge offs of more than 7% does not appear to be adequately described as "strong" or "quality." We also note that loan loss provisions are approximately 19% of your total revenue. Make similar revisions to your disclosure on pages 58 and 59.

Our Sponsors, page 5

5. Revise your disclosure about the past acquisition experience of Palladium and its affiliates to discuss the performance of each noted company since its initial public offering.

Risk Factors
We may be limited in our ability to collect on our loan portfolio …, page 15

6. Revise the second paragraph, and the heading for this risk factor, to clarify that your security interest that borrowers grant is not perfected.

Changes in laws and regulations …, page 19

7. Revise this risk factor, or another appropriate risk factor, to specifically discuss known or reasonably expected regulatory and statutory changes in each of the states that you operate in.

Unaudited Pro Forma Consolidated Financial Information, page 32
General

8. We have reviewed your responses to comments 10 and 11 from our letter dated June 10, 2011. We may have further comments upon review and receipt of your pro forma financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations
General

Asset Quality, page 39

9. We have reviewed your revised disclosures on pages 49 and 50 in response to comment
    14 of our letter dated June 10, 2011. We also note the revisions made to your Critical
    Accounting Policies on page 52 which states that prior to 2010, management analyzed
    losses in the loan portfolio using two categories of loans- small and large- and that
    beginning in 2010, management evaluated losses using four categories of loans- small
    installment, large installment, automobile purchase and furniture and appliance. Please
    revise as follows:

    •   Include the tables presented on pages 49 and 50 within this section. Revise your
        allowance rollforward to break out the provision for loan losses and charge-offs
        separately by loan category (i.e. four categories beginning in 2010 and two categories
        for 2009 and 2008).

    •   Revise to include a table which separately quantifies finance receivables for the year
        ended December 31, 2009 by small loans and large loans. Further, quantify the
        related allowance as a percentage of each of these categories of loans.

    •   Provide an introductory paragraph to your MD&A that discusses the reasons for the
        mixed presentation in this area or cross reference to the Critical Accounting Policies
        discussion.

10. Please revise your discussion here to disclose the primary factors (segregated by loan
    type, whether four types or two types) driving the provision for loan losses during the
    periods presented.

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010
Interest and Fee Income, page 42

11. We have reviewed your revised disclosure in response to comment 12 from our letter
    dated June 10, 2011. While we acknowledge the more granular disclosure on page 40, it
    appears your discussion on page 42 is on an aggregate basis. Please revise your
    discussion to disclose the specific drivers of the overall change in interest and fee
    income. For example, we note that average finance receivables increased in the small
    installment loan category and that the average yield on those loans increased
    approximately 1 basis point. We also note the increase in automobile purchase loans;
    however the average yield on those loans remained flat. Describe the business decisions
    driving these changes (were overall rates raised/lowered/not changed due to competition,
    to gain additional borrowers in certain loan categories, or some other reason, etc.).

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

12. We have reviewed your response to prior comment 12 from our letter dated June 10, 2011. You state the Company replaced its general ledger system in September 2009 and that the data recorded by the prior general ledger system for each loan product is not sufficient to determine the average finance receivables or average yield for years prior to the year ended December 31, 2010. Please explain to us in further detail how management analyzed interest and fee income in order to make business decisions in prior periods. Revise your MD&A accordingly to provide a more detailed discussion of the changes in interest and fee income during the periods presented and the underlying drivers of those changes as seen through the eyes of management. If management analyzed this information on an aggregate basis, revise your disclosure to specifically state this fact.

13. Please tell us how you determined average finance receivables as presented in your selected asset quality data on page 10 for years prior to the year ended December 31, 2010, given your statement that the data recorded by your prior general ledger system is not sufficient to determine these amounts.

Critical Accounting Policies
Loan Losses, page 53

14. We have reviewed your revised disclosure in response to comment 15 of our letter dated June 10, 2011. We note that beginning in 2010, you changed your allowance methodology to evaluate losses using four categories of loans, rather than using two categories due to the evolution of your loan products. Further, we note the disclosure on page 39 which quantifies total loans by loan category as of December 31, 2009 and 2010. It does not appear to us that the loans within each category as a percentage of total loans changed materially between these periods. Please revise to disclose in more detail the reasons for the methodology change and quantify the impact on your financial statements.

Continue to Focus on Sound Underwriting and Credit Control, page 61

15. We reviewed your revised disclosures in response to prior comment 21 from our letter dated June 10, 2011. You disclose that in some instances you allow customers to defer payments. Please tell us whether these payment deferrals result in an extension of the maturity date of the related loans. In addition, revise to quantify the dollar amount of loans deferring payments during the periods presented and disclose the typical deferral period (e.g. number of months). Clarify whether you classify and account for these loans as troubled debt restructurings.

16. In addition to the above, please tell us in more detail how delinquent loan borrowers otherwise satisfy your credit standards. Clarify whether you mean that they satisfy all

other credit standards aside from being delinquent. If so, it would appear that these debtors would not be able to obtain funds from sources other than yourself at market interest rates at or near those for non-troubled debt. Please tell us how you considered whether these refinancings should be classified and accounted for as troubled debt restructurings. Refer to ASC 320-10-25-1.

Payment and Loan Collections, page 67

17. Revise this section to discuss your corporate oversight of branch collection activities, including regulatory compliance. We note your disclosure on page 15, 17 and 18 that you face risks as a result of your inability to effect collection as well as political risks associated with your collection efforts. Please also discuss your policies and oversight regarding the collateral requirements for each of your main types of loans.

Director Compensation, page 78

18. We note your response to comment 24 in our letter dated June 10, 2011. Please revise to disclose the fees paid to Mr. Godley pursuant to the consulting agreement in a Director Compensation Table. Refer to Item 402(k)(2)(vii)(F) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 2. Finance Receivables, Credit Quality Information and Allowance for Loan Losses, page F-15

19. We have reviewed your response to prior comment 34 of our letter dated June 10, 2011. Please note that the disaggregation of a class based on the model under which it was initially recorded (i.e. amortized cost or fair value) is only the starting point for class determination. Classes should secondarily be disaggregated to the level that an entity uses when assessing and monitoring the risk of the portfolio. Therefore, the fact that a loan becomes bankrupt *after origination* is not relevant in determining whether that loan should be presented within a separate class. As bankrupt accounts have different risk characteristics than non-bankrupt accounts, it would appear those accounts should not be grouped together for evaluation and analysis under ASC 450-20, and thus, would be disaggregated as a separate class for purposes of meeting the disclosure requirements of ASU 2010-20.

20. Based on your response, it appears you collectively evaluate bankrupt accounts with non-bankrupt accounts within each portfolio segment. Please tell us whether this is the case, and if so, tell us how this complies with ASC 450-20. If you do not evaluate bankrupt accounts with non-bankrupt accounts and collectively evaluate only bankrupt accounts, it would appear that these should be presented as a separate class under the aforementioned guidance. Please revise accordingly or advise us. Also, refer to SAB 102, Section 2-Interpretive Response to Question 1 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Joshua Ford Bonnie
         Lesley Peng
           Simpson Thacher & Bartlett LLP